UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39911

Patria Investments Limited
(Exact name of registrant as specified in its charter)

60 Nexus Way, 4th floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

#98358435v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Patria Investments Limited

By:	/s/ Raphael Denadai
	Name:	Raphael Denadai
	Title:	Chief Financial Officer
Date: November 3, 2026

TABLE OF CONTENTS

EXHIBIT
99.1	Press release dated November 3, 2026 – Patria Reports Third Quarter 2026 Earnings Results.
99.2	Patria 2026 3Q Earnings Presentation.